Exhibit 99.1
IFRS USD Press Release

Infosys (NASDAQ: INFY) Announces Results for the Quarter Ended September 30, 2012

Q2 Revenues grew by 2.9% Year on Year

Bangalore, India – October 12, 2012

Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended September 30, 2012
  Revenues were $1,797 million for the quarter ended September 30, 2012;YoY growth was 2.9%
  Net income after tax was $431 million for the quarter ended September 30, 2012;YoY growth was 4.9%
  Earnings per American Depositary Share (EPADS) was $0.75 for the quarter ended September 30, 2012; YoY growth was 4.2%
  39 clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 10,420 employees (net addition of 2,610) for the quarter by Infosys and its subsidiaries
  153,761 employees as on September 30, 2012 for Infosys and its subsidiaries
  Declared an interim dividend of 15 per ADS (equivalent to an interim dividend of $0.28 per ADS, at the prevailing exchange rate of 53.00 per US$). The record date for the payment of dividend is October 19, 2012
“Global economic uncertainties continue to face the industry,” said S. D. Shibulal, CEO and Managing Director. “We have increased employee wages, used some of our cash in a transformational acquisition of a consulting business and enhanced our investment in R&D and solutions. These initiatives will position us well in the industry and provide a strong platform for future growth.”

Business outlook*

The company’s outlook (consolidated) for the fiscal year ending March 31, 2013, under IFRS is as follows:
  Revenues are expected to be at least $7.343bn;YoY growth of 5% (5.7% in constant currency terms)
  Earnings per American Depositary Share (EPADS) is expected to be at least $2.97 ( Fiscal 2013 guidance given on July 12, 2012 was $ 3.03 which is reset at the current exchange rate at $2.97)
* Exchange rates considered for major global currencies: AUD / USD – 1.04; GBP / USD – 1.62; Euro / USD – 1.29 for rest of fiscal 2013

Awards and Recognition

Infosys was recognized by analysts, industry bodies and other influencers in the last quarter
  We were recognized as one of the Achievers 50 Most Engaged Workplaces™ in the United States (U.S.) for our leadership and innovation towards engaging employees.
  We were ranked second on The 2012 Global Outsourcing 100 List compiled annually by the International Association of Outsourcing Professionals (IAOP) for our performance across all four survey assessment categories, namely, size and growth, customer references, organizational competencies, and management capabilities.
  For the second consecutive year, we have won the P&G Global Business Services Organization’s External Business Partner Excellence Award for the quality of our execution, commitment to relationship and work with P&G’s ecosystem of partners and co-creating innovation.
  Infosys China has been listed among the Top 10 Global Service Providers in China by the China Council for International Investment Promotion for the second consecutive year.
  Infosys BPO won the Award for Innovation in Learning at the Best Learning & Development Awards 2012.
  Infosys BPO won the Golden Peacock HR Excellence Award 2012.
  Infosys BPO won the Award for Institution Building at the Asia Pacific HRM Congress Awards – 2012.
Expansion of services and significant projects

Infosys is focused on delivering measurable business value to clients by enabling transformational process changes, accelerating innovation and optimizing their operations

Consulting and Systems Integration

An elevator and escalator manufacturer chose us to implement service and maintenance solutions using Oracle Siebel Customer Relationship Management (CRM) application for its India and United Arab Emirates (UAE) businesses. A provider of consumer and commercial banking, trust, securities brokerage, mortgage and insurance products and services, selected us to implement a single sign-on solution for its commercial banking customers – to provide simplified access to all commercial banking applications in a unified portal, thereby improving customer experience.

A life insurance firm in the U.S. has partnered with us to implement a next-generation CRM solution based on the Microsoft Dynamics platform; covering more than 12,000 active field force members, 21 million client contacts and 2 million households. For an integrated energy company we will implement an enterprise wide identity and access management solution.

India Business Unit

We were selected by the Ministry of Corporate Affairs (MCA) to further strengthen and transform the new phase of the MCA 21 V2 project. MCA 21 is the first Mission Mode Project (MMP) under National e-Governance Plan (NeGP) of India and has been a transformational and successful project that has enabled easy and secure access to MCA services by its stakeholders, corporate sector as well as investors, through an online portal.

Business IT Services

A manufacturer of paints, coatings and powder coatings selected us to develop a solution for its Research and Development (R&D) department to standardize paint test information storage and retrieval, thereby enhancing productivity. We have been selected to partner with the quality assurance and testing division of a bank for the assessment, solution, roadmap definition, and establishment of a Testing Center of Excellence (CoE).

A property and casualty insurer in the U.S. chose us as its strategic partner for infrastructure management services. We have been engaged as a preferred partner to provide business IT services across application development and support, testing, infrastructure and change management to a public personal lines insurer in the U.S.

We signed a managed services contract with a company in the food industry to outsource its application services, infrastructure operations and deployment activities in its SAP transformation program. A U.S. logistics and freight transportation provider partnered with us to optimize, support, and administer its complete IT infrastructure aimed at higher infrastructure reliability, on-time performance, and enhanced customer service.

Infosys Public Services

We are partnering with leading healthcare and public sector organizations in the U.S. and Canada to help them leverage technology solutions and services to derive business value.

A postal solution provider engaged us to create a robust business intelligence system to provide accurate health and safety data to field personnel to increase self-service, improve efficiency and reduce costs. For a Blue Cross-Blue Shield Plan we are enhancing its provider portal to support self-service functions and information updates via web, to improve data accuracy and productivity. Another Blue Cross-Blue Shield Plan engaged us to provide end-to-end migration and testing services to support the strategic migration of its business processes from an enterprise legacy platform to third party administrators

Engineering Services

We offer a wide range of engineering and technology services that cover our client’s entire product lifecycle from design to sustenance. With a global footprint supported by 9,000 engineers working with more than 200 clients in 30 countries, Infosys’ Engineering Services are delivered across nine different industry verticals.

A global retail corporation engaged us in the design and implementation of a Product Lifecycle Management (PLM) solution to transform its production operations by reducing product development cycle time and cost of raw material resulting in significant financial savings. A food and beverage corporation chose us to assess its network infrastructure readiness for its Bring Your Own Device (BYOD) initiative spanning hundreds of locations across the U.S. and Canada; we will also recommend the network foundation for its future enterprise mobility strategy.

An independent software vendor partnered with us for development, testing, sustaining engineering and support for network monitoring, digital forensics and network security management solutions that protect its worldwide information ecosystem. An Indian telecommunications conglomerate chose us to help define its video, enhanced communications, device, identity and implementation strategies for infrastructure and services in support of its new 4G service.

Infosys BPO

A not-for-profit health plan provider partnered with us to improve its claims process in terms of accuracy and turnaround time through a comprehensive solution leveraging our automated workflow, reporting and auditing solutions. An integrated healthcare delivery provider in Asia-Pacific partnered with us to standardize and harmonize its processes by setting up a shared service environment.

Products, Platforms and Solutions

We continue to see momentum across industries for Products and Platforms. This quarter we added 15 wins across industries and geographies. Our products and platforms (excluding Finacle™) are now adopted by more than 60 global clients.

A hotel operator in Europe has selected Infosys CommerceEdge™ to provide its online customers with an enhanced social shopping experience. The platform supports the purchase process by connecting consumers with their friends on social channels. Customers will be able to compare and seek opinions on their purchases and share travel experiences seamlessly. A multinational consumer food products company has selected Infosys TradeEdge™ to gain secondary sales visibility in emerging markets, enabling better distributor collaboration and supply chain planning.

A global research-based biopharmaceutical company has selected Infosys Edge business platform to transform its information management process by enhancing collaboration between teams and driving regulatory compliance during drug discovery process. A global apparel brand selected Infosys Omni Channel Personalization Engine to create the next-generation online consumers experience to drive deeper personalization and enhance consumer engagement resulting in higher conversion rate.

This quarter we also took new products to the market. Through a jointly developed solution with AT&T, we redefined customer service with SpeedSolve – a comprehensive next-generation product that makes communication faster and more efficient for call centers and related operations.

Finacle™

Finacle™ from Infosys has been positioned as a leader in the Gartner Magic Quadrant for International Retail Core Banking (IRCB) 2012*. Gartner Inc. positioned vendor/product based on two broad parameters - ability to execute and completeness of vision. Finacle™ was positioned as a leader in the market among the 19 vendor/product evaluated.

Finacle™ continued its business momentum, adding six wins this quarter. Of these, four were from Europe, Middle East and Africa (EMEA) and two were from the Asia-Pacific (APAC) region. Nine client projects went live on Finacle™ in the quarter. Of these, four went live in APAC, three in EMEA and two in the Americas.

The implementation of Finacle at Denmark’s Nykredit bank went live recently. Commenting on this major milestone in the bank’s strategic journey, Group Managing Director Per Ladegaard from Nykredit said: “Adopting a partnership with Finacle has been important to the success of this project. The integrated Nykredit and Finacle team worked closely with the bank’s IT and business teams. They laid a solid foundation from which we will be able to offer superior products and service to our clients, and achieve our business growth objectives.”

Cloud

We are seeing good momentum in the market for our Cloud business and have executed more than 170 engagements. In the last quarter, we won more than 20 engagements across Cloud services, Big Data and Security.

As a Cloud Ecosystem Integrator, we work with more than 30 partners and have made significant investments in solutions and intellectual property with the successful launch of the Infosys Cloud Ecosystem Hub solution. This is the first solution that effectively helps enterprises build, manage and govern a unified hybrid cloud environment.

A life-sciences major engaged us to migrate and support its legacy integration services to a Cloud based platform, including new native Cloud application development along with integration services for Cloud. A financial services major in the U.S. selected us to build the foundation of an online services marketplace and leverage a Cloud based model to enable subscription, brokering, federation and monetization of services and data with the required security, policy and standards. We will also manage the Windows Azure operations for the client.

A financial services company chose to leverage our Big Data solutions to understand and reduce its risk when lending to commercial clients. The solution will help the client process its voluminous data around non-performing assets and draw real-time insights and streamline its loan origination process.

Enterprise Mobility

Mobility continues to be a business priority and focus area for Enterprises. Till date, the business unit has executed more than 250 projects, 300 application rollouts, and serviced more than 70 clients. In the last quarter, we have won more than 18 new engagements in key areas such as enterprise mobility strategy, advisory and envisioning services, mobile field service, mobile sales force automation, enterprise IT, multi-channel commerce, and mobile asset management.

We were engaged to define the enterprise and consumer mobility strategy for an American food major, helping the company make the right investments to achieve its business goals and return on investment. For a large American bank, we are redesigning the architecture of its mobile banking solution to be more scalable and robust. The new architecture will reduce efforts in adding new services, and supporting new platforms.

We are creating a mobile-based field service solution for the technicians of an Asian storage and computing systems vendor. The solution improves technician collaboration, order-taking for spares and accessories, and overall time to resolve complaints. A European consumer packaged goods major selected us to develop a mobile-based sales and order management system to improve efficiency in its sales processes and effectiveness of its local marketing campaigns.

A Nordic retailer chose us to help rollout a mobile channel for shopping that will provide its customers a seamless and convenient cross-channel shopping experience.

Patents

During the second quarter, Infosys applied for 33 patent applications in India and the U.S. With this, Infosys has an aggregate of 533 unique patent applications (at various prosecution stages) in India, U.S. and other jurisdictions and has been granted 56 patents by the United States Patent and Trademark Office and two patent by Luxembourg patent office.

Liquidity

As on September 30, 2012, cash and cash equivalents, including investments in available-for-sale financial assets, certificates of deposits and government bonds was $4.3bn ($3.8bn as on September 30, 2011).

“Our operating cash flows continue to be strong while our cash and cash equivalents crossed US $4bn,” said V. Balakrishnan, Member of the Board and Chief Financial Officer. “We are focused on high quality growth despite global currency and economic volatility.”

Senior Management Changes

After six years at the helm of the Company’s finances, Mr. V. Balakrishnan, Member of the Board and CFO, will be giving up his position as CFO from October 31, 2012. Mr. Rajiv Bansal, currently Vice President – Finance, will take over as CFO from November 1, 2012.

Mr. V. Balakrishnan will continue as a member of the Board and will be responsible for three key businesses - Business Process Management (or Infosys BPO), Finacle™ and the India Business Unit.

Mr. Kris Gopalakrishnan, Executive Co- Chairman of Infosys had this to say: “Bala is one of the finest CFO in the country. He has led his team in setting new standards in financial reporting, corporate governance and compliance. A top performer, he successfully managed a high quality financial model which has withstood the pressure of the current economic downturn. Given his belief that younger people should get strategic opportunities to shape this company, he has voluntarily given up his CFO position and instead chosen to focus on Infosys BPO, Finacle™ and the India Business Unit.”

“Rajiv Bansal has been a very bright star in the Finance Department. He has been with Infosys for 13 years and has been heading the finance function under Bala for the past four years. We wish this outstanding professional the best in his new role,” said Kris Gopalakrishnan.

*Source: Gartner, “Magic Quadrant for International Retail Core Banking” Don Free, 26 September 2012

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About Infosys Ltd

Infosys partners with global enterprises to drive their innovation-led growth. That's why Forbes ranked Infosys 19th among the top 100 most innovative companies. As a leading provider of next-generation consulting, technology and outsourcing solutions, Infosys helps clients in more than 30 countries realize their goals.

Visit www.infosys.com and see how Infosys (NASDAQ: INFY), with its 153,000 people, is Building Tomorrow's Enterprise® today.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2012 and on Form 6-K for the quarter ended September 30, 2011, December 31, 2011 and June 30, 2012. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Avishek Lath, India +91 (80) 4116 7744 avishek_lath@infosys.com	Sandeep Mahindroo, US +1 (646) 254 3133 sandeep_mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 4998 Sarah_Gideon@infosys.com	Danielle D’Angelo, USA +1 (510) 859 5783 Danielle_Dangelo@infosys.com

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Balance Sheets as of
(Dollars in millions except share data)
	September 30, 2012	March 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$3,265	$4,047
Available-for-sale financial assets	943	6
Investment in certificates of deposit	49	68
Trade receivables	1,264	1,156
Unbilled revenue	368	368
Derivative financial instruments	27	–
Prepayments and other current assets	329	300
Total current assets	6,245	5,945
Non-current assets
Property, plant and equipment	1,097	1,063
Goodwill	191	195
Intangible assets	34	34
Available-for-sale financial assets	2	2
Investment in government bonds	12	–
Deferred income tax assets	67	62
Income tax assets	199	204
Other non-current assets	32	32
Total non-current assets	1,634	1,592
Total assets	$7,879	$7,537
LIABILITIES AND EQUITY
Current liabilities
Derivative financial instruments	–	$9
Trade payables	6	5
Current income tax liabilities	241	207
Client deposits	2	3
Unearned revenue	144	107
Employee benefit obligations	109	98
Provisions	40	26
Other current liabilities	501	482
Total current liabilities	1,043	937
Non-current liabilities
Deferred income tax liabilities	10	2
Other non-current liabilities	13	22
Total liabilities	1,066	961
Equity
Share capital- 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,398,846 and 571,396,401, net of 2,833,600 treasury shares each as of September 30, 2012 and March 31, 2012, respectively	64	64
Share premium	703	703
Retained earnings	6,974	6,509
Other components of equity	(928)	(700)
Total equity attributable to equity holders of the company	6,813	6,576
Non-controlling interests	–	–
Total equity	6,813	6,576
Total liabilities and equity	$7,879	$7,537

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income
(Dollars in millions except share and per equity share data)
	Three months ended September 30, 2012	Three months ended September 30, 2011	Six months ended September 30, 2012	Six months ended September 30, 2011
Revenues	$1,797	$1,746	$3,549	$3,417
Cost of sales	1,114	1,025	2,173	2,047
Gross profit	683	721	1,376	1,370
Operating expenses:
Selling and marketing expenses	92	98	178	187
Administrative expenses	119	133	237	258
Total operating expenses	211	231	415	445
Operating profit	472	490	961	925
Other income, net	129	85	216	184
Profit before income taxes	601	575	1,177	1,109
Income tax expense	170	164	330	314
Net profit	$431	$411	$847	$795
Other comprehensive income
Fair value changes on available - for-sale financial asset, net of tax effect	$1	$(2)	–	$(2)
Exchange differences on translating foreign operations	324	(555)	(228)	(562)
Total other comprehensive income	$325	$(557)	$(228)	$(564)

Total comprehensive income	$756	$(146)	$619	$231

Profit attributable to:
Owners of the company	$431	$411	$847	$795
Non-controlling interests	–	–	–	–
	$431	$411	$847	$795
Total comprehensive income attributable to:
Owners of the company	$756	$(146)	$619	$231
Non-controlling interests	–	–	–	–
	$756	$(146)	$619	$231

Earnings per equity share
Basic ($)	0.75	0.72	1.48	1.39
Diluted ($)	0.75	0.72	1.48	1.39
Weighted average equity shares used in computing earnings per equity share
Basic	571,397,749	571,359,222	571,397,150	571,346,361
Diluted	571,398,613	571,392,924	571,398,353	571,394,391

NOTE:
1. The unaudited Condensed Consolidated Balance sheets and Condensed Consolidated Statements of Comprehensive Income for the three months and six months ended September 30, 2012 has been taken on record at the Board meeting held on October 12, 2012
2. A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com